Delisting Determination, The Nasdaq Stock Market, LLC, June 28, 2024, Applied UV, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Applied UV, Inc., effective at the opening of the trading session on July 8, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on May 24, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on May 29, 2024.
The Staff determination to delist the Company securities became final on May 29, 2024.